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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Rignet, Inc.

(Name of Issuer)

Common Stock,

(Title of Class of Securities)

766582100

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56035L104	Schedule 13G	Page 2 of 10 Pages

1	Names of Reporting Persons Sanders Opportunity Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 11,717 (1)
	6	Shared Voting Power
	7	Sole Dispositive Power 11,717(1)
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,717(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) Less than 5%
12	Type of Reporting Person (See Instructions) PN

(1) Includes 11,717 shares issuable upon exercise of currently exercisable warrants.

CUSIP No. 56035L104	Schedule 13G	Page 3 of 10 Pages

1	Names of Reporting Persons Sanders Opportunity Fund (Institutional), L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 39,798(1)
	6	Shared Voting Power
	7	Sole Dispositive Power 39,798(1)
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 39,798(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) Less than 5%
12	Type of Reporting Person (See Instructions) PN

(1) Includes 39,798 shares issuable upon exercise of currently exercisable warrants.

CUSIP No. 56035L104	Schedule 13G	Page 4 of 10 Pages

1	Names of Reporting Persons SOF Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 51,515(1)
	6	Shared Voting Power
	7	Sole Dispositive Power 51,515(1)
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 51,515(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) Less than 5%
12	Type of Reporting Person (See Instructions) OO

(1) Includes 11,717 shares beneficially owned by Sanders Opportunity Fund, L.P. and 39,798 shares beneficially owned by Sanders Opportunity Fund (Institutional), L.P.

CUSIP No. 56035L104	Schedule 13G	Page 5 of 10 Pages

1	Names of Reporting Persons Don A. Sanders
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 51,515(1)
	6	Shared Voting Power
	7	Sole Dispositive Power 51,515(1)
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 66,237(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) Less than 5%
12	Type of Reporting Person (See Instructions) IN

(1) Includes 14,722 shares issuable upon exercise of currently exercisable warrants. Includes 11,717 shares beneficially owned by Sanders Opportunity Fund, L.P. and 39,798 shares beneficially owned by Sanders Opportunity Fund (Institutional), L.P. for which Mr. Sanders serves as the Chief Investment Officer and exercises voting and dispositive power as manager of SOF Management, LLC, the general partner of such funds; thus, he may also be deemed to be the beneficial owner of these securities. Mr. Sanders disclaims any beneficial ownership of the reported securities owned by Sanders Opportunity Fund, L.P., Sanders Opportunity Fund (Institutional), L.P. and SOF Management LLC in excess of his pecuniary interest in such securities.

CUSIP No. 56035L104	Schedule 13G	Page 6 of 10 Pages

Item 1.

(a)	Name of Issuer: Rignet, Inc.

(b)	Address of Issuer’s Principal Executive Offices

1880 S. Dairy Ashford, Suite 300

Houston , Texas 77077

Item 2.

(a)	Name of Persons Filing:

Sanders Opportunity Fund (Institutional), L.P.

Sanders Opportunity Fund, L.P.

SOF Management, LLC

Don A. Sanders

(b)	Address of Principal Business Office or, if None, Resident:

600 Travis, Suite 5800

Houston, Texas 77002

(c)	Citizenship:

Mr. Sanders is a citizen of the United States of America.

Sanders Opportunity Fund (Institutional), L.P., and Sanders Opportunity Fund, L.P. are Delaware limited partnerships.

SOF Management, LLC is a Delaware limited liability companies.

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 766582100

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing are a:

(a)	☑	Broker or dealer[1] registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☑	An investment adviser[1] in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

1 Mr. Sanders is an employees of Sanders Morris Harris Inc. a registered broker dealer and investment adviser.

CUSIP No. 56035L104	Schedule 13G	Page 7 of 10 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:________________.

Item 4. Ownership.

(c) Number of Shares as to which the Person has:
	(a)	(b)	(i)	(ii)	(iii)	(iv)
	Aggregate Beneficially Owned	Percent of Class(1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Sanders Opportunity Fund, L.P.	11,717(2)	<5%	11,717(2)		11,717(2)
Sanders Opportunity Fund (Institutional), L.P.	39,798(3)	<5%	39,798(3)		39,798(3)
SOF Management, LLC	51,515(4)	<5%	51,515(4)		51,515(4)
Don A. Sanders	66,237(5)	<5%	66,237(5)		66,237(6)

(1) Based on 15,444,835 shares issued and outstanding.

(2) Includes 11,717 shares issuable upon exercise of currently exercisable warrants.

(3) Includes 39,798 shares issuable upon exercise of currently exercisable warrants.

(4) Includes 11,717 shares beneficially owned by Sanders Opportunity Fund, L.P. and 39,798 shares beneficially owned by Sanders Opportunity Fund (Institutional), L.P.

(5) Includes 14,722 shares issuable upon exercise of currently exercisable warrants. Includes 11,717 shares beneficially owned by Sanders Opportunity Fund, L.P. and 39,798 shares beneficially owned by Sanders Opportunity Fund (Institutional), L.P. for which Mr. Sanders serves as the Chief Investment Officer and exercises voting and dispositive power as manager of SOF Management, LLC, the general partner of such funds; thus, he may also be deemed to be the beneficial owner of these securities. Mr. Sanders disclaims any beneficial ownership of the reported securities owned by Sanders Opportunity Fund, L.P., Sanders Opportunity Fund (Institutional), L.P. and SOF Management LLC in excess of his pecuniary interest in such securities.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof any of the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

SMH Private Equity Group II, L.P., SMH PEG Management II, LLC, Sanders Morris Harris Private Equity Group I, L.P., SMH PEG Management I, LLC, and Charles L. Davis ceased to be the beneficial owner of more than five percent of the class of securities as of December 31,2011.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

CUSIP No. 56035L104	Schedule 13G	Page 8 of 10 Pages

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are held in connection with or as a participant in any transaction having the purpose or effect.

CUSIP No. 56035L104	Schedule 13G	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13G is true, complete and correct.

Dated: February 4, 2013

Sanders Opportunity Fund, L.P.

By: SOF Management, LLC

By:	/s/ Don A. Sanders
Don A. Sanders, Manager

Sanders Opportunity Fund (Institutional), L.P.

By: SOF Management, LLC

By:	/s/ Don A. Sanders
Don A. Sanders, Manager

SOF Management, LLC

By:	/s/ Don A. Sanders
Don A. Sanders, Manager

/s/ Don A. Sanders
Don A. Sanders